Exhibit 99.1
FOR IMMEDIATE RELEASE
Transition Therapeutics Receives Remaining Upfront Payment
from Elan Corporation, plc
TORONTO, ON, October 26th, 2007 — Transition Therapeutics Inc. (“Transition”) (NASDAQ: TTHI, TSX: TTH) announced the receipt of US$7.5 million representing the second half of the US$15 million upfront payment under the Company’s global collaboration agreement with a subsidiary of Elan Corporation, plc (“Elan”) (NYSE: ELN) for the Alzheimer’s disease drug candidate ELND-005/AZD-103.
ELND-005/AZD-103 has completed Phase I clinical trials and the drug candidate appears to be safe and well tolerated at all doses and dosing regimes examined in approximately 110 subjects. The drug candidate was also shown to be orally bioavailable, cross the blood brain barrier, and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease.
Transition and its collaborator Elan remain on track to commence a Phase II clinical trial by the end of 2007 or early 2008.
About Transition
Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND-005/ AZD-103 for the treatment of Alzheimer’s disease and regenerative therapies E1-I.N.T.TM and GLP1-I.N.T.TM for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates developed using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the company, please visit www.transitiontherapeutics.com.
Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.
For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz	Mr. Elie Farah
Chief Executive Officer	CFO and VP Corporate Development
Transition Therapeutics Inc	Transition Therapeutics Inc.
Phone: 416-260-7770, x.223	Phone: 416-260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com
For further information on Elan, visit www.elan.com.